425 MARKET STREET SAN FRANCISCO CALIFORNIA 94105-2482 TELEPHONE: 415.268.7000 FACSIMILE: 415.268.7522 WWW.MOFO.COM

MORRISON & FOERSTER LLP

BEIJING, BERLIN, BRUSSELS,

DENVER, HONG KONG, LONDON,

LOS ANGELES, NEW YORK,

NORTHERN VIRGINIA, PALO ALTO,

SAN DIEGO, SAN FRANCISCO, SHANGHAI,

SINGAPORE, TOKYO, WASHINGTON, D.C.

March 17, 2017

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: David L. Orlic

Re:	Southwest Gas Holdings, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 8, 2017

File No. 001-37976

Dear Mr. Orlic,

On behalf of our client, Southwest Gas Holdings, Inc. (the “Company”), we hereby submit this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated March 16, 2017, relating to the above referenced Preliminary Proxy Statement on Schedule 14A (File No. 001-37976) (the “Preliminary Proxy Statement”). We are concurrently submitting via EDGAR this letter and Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”). For the Staff’s reference, we have included both a clean copy of Amendment No. 1 and a copy marked to show all changes from the Preliminary Proxy Statement filed on March 8, 2017.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response thereto. Except as otherwise specifically indicated, page references herein correspond to the pages of Amendment No. 1.

General

1. Please mark your proxy statement and form of proxy “Preliminary Copy.”

In response to the Staff’s comment, the Company has marked the cover page to the proxy materials and the form of proxy card included in Amendment No. with the legend “Preliminary Copy.”

425 MARKET STREET SAN FRANCISCO CALIFORNIA 94105-2482 TELEPHONE: 415.268.7000 FACSIMILE: 415.268.7522 WWW.MOFO.COM

MORRISON & FOERSTER LLP

BEIJING, BERLIN, BRUSSELS,

DENVER, HONG KONG, LONDON,

LOS ANGELES, NEW YORK,

NORTHERN VIRGINIA, PALO ALTO,

SAN DIEGO, SAN FRANCISCO, SHANGHAI,

SINGAPORE, TOKYO, WASHINGTON, D.C.

How are my votes counted?, page 4

2. Please describe the effect of broker non-votes on each proposal.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 4 of Amendment No. 1.

What if I do not vote for any or all of the matters listed on my Proxy Card?, page 5

3. Please make the specific statement required by Rule 14a-4(c)(1) of Regulation 14A.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 5 of Amendment No. 1.

Background of the Solicitation, page 12

4. Please disclose why the Nominating and Corporate Governance Committee did not recommend either of Scopia’s nominees for election as directors.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 13 of Amendment No. 1.

Vote Required, page 17

5. Please describe how security holders should mark the proxy if they want to cumulate their votes in a certain way, or if they do not want their votes cumulated.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 17 of Amendment No. 1.

* * *

Please direct any questions regarding the Company’s response or Amendment No. 1 to me at (415) 268-6617 or BParris@mofo.com.

Sincerely,

/s/ Brandon C. Parris

Brandon C. Parris

Morrison & Foerster LLP

cc: Karen S. Haller, General Counsel and Corporate Secretary